Exhibit L
EXECTUION VERSION

ONCAP Investment Partners II L.P.
161 Bay Street, 48th Floor
Toronto, ON  M5J 2S1
                                                                          March 15, 2010

Strictly Private and Confidential

CBT Holdings LLC
10877 Wilshire Boulevard, Suite 2200
Los Angeles, CA 90024
Attention: Kashif Sheikh

Dear Mr. Sheikh:

This letter sets forth the agreement of ONCAP Investment Partners II L.P. (“ONCAP”) and CBT Holdings LLC (“CBT”) to share payment obligations of, and share receipt of, certain fees and expenses incurred or received by each such party and/or their respective affiliates and representatives in connection with the proposed transaction (the “Transaction”) contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among Sage Parent Company, Inc., a Delaware corporation (“Parent”), Sage Merger Company, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Sub”), and a company we are referring to as “Sage, Inc.”, a Delaware corporation (the “Company”), pursuant to which Sub will be merged with and into the Company with the Company as the surviving corporation.  In connection with the Transaction, and concurrently with the execution and delivery of this agreement, Parent and CBT will enter into a Rollover Agreement, dated as of the date hereof (the “Rollover Agreement”), pursuant to which CBT will contribute (the “Contribution”) to Parent shares of common stock of the Company in exchange for newly issued shares of common stock of Parent.  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed thereto in the Merger Agreement.

As you know, ONCAP has expended significant resources to date in our investigation of the Company, and expects to incur a significant amount of additional fees and expenses in connection with the Transaction.  In addition, we understand that CBT has incurred certain fees and expenses in connection with its investigation of the Transaction and its consideration of making the Contribution. Therefore, in consideration of the fees and expenses incurred by ONCAP in connection with its investigation and consideration of effecting the Transaction, and in consideration of the fees and expenses incurred by CBT in connection with the Transaction and the making of the Contribution, ONCAP and CBT hereby agree as follows:

1. In the event that the Merger Agreement is terminated and, in connection therewith, the Company or any of its affiliates is required, agrees or is ultimately determined by a court of competent jurisdiction to be obligated to pay to Parent or any of its affiliates (including  Sub and ONCAP) any fees, expenses or other amounts, or any damages of any kind (including, without limitation, the Termination Fee, the Withdrawal Fee and the Parent Expenses)(collectively, the “Company Payment Amount”), then the parties agree that the Company Payment Amount shall be paid to ONCAP and CBT as follows:  first, a portion of the Company Payment Amount shall be paid to each of ONCAP and CBT in amounts sufficient to pay in full the entire amount of such party’s Party Fees and Expenses (as hereinafter defined), and second, the remaining portion, if any, shall be paid to ONCAP and CBT in amount equal to each such party’s Pro Rata Percentage (as hereinafter defined).

2. In the event that the Merger Agreement is terminated and, in connection therewith, Parent or any of its affiliates (including Sub and ONCAP) is required, agrees or is ultimately determined by a court of competent jurisdiction to pay to the Company or any of its affiliates or representatives any fees, expenses or other amounts, or any damages of any kind (including, without limitation, the Parent Termination Fee, the Parent Breakup Fee and the Company Expenses) (the “Parent Payment Amount”), then the parties agree that (i) each of ONCAP and CBT shall be obligated to fund a portion of the Parent Payment Amount in an amount equal to the product of (A) the aggregate Parent Payment Amount and (B) such party’s Pro Rata Percentage, and (ii) each of ONCAP and CBT shall be obligated to fund a portion of the aggregate amount of ONCAP and CBT’s Party Fees and Expenses in an amount equal to the product of (A) the aggregate amount of ONCAP and CBT’s Party Fees and Expenses and (B) such party’s Pro Rata Percentage.

3. For purposes of this letter agreement, (i) “Party Fees and Expenses” means, with respect to each party to this letter agreement, the aggregate amount of fees and expenses incurred by each of such party and its affiliates and representatives (including outside counsel, accountants, advisors, consultants, lenders, financing sources, and other advisors) in connection with or relating to the Transaction, whether incurred prior to or after the date hereof, including, without limitation, (A) all fees, costs and expenses incurred in connection with preparation, review and negotiation of the Merger Agreement, the Rollover Agreement, any voting agreement, any shareholders agreement, any agreements with employees or management of the Company, any debt or equity commitment letters and any definitive documentation evidencing any debt or equity financing to be made in connection with the Transaction, and proxy statement or other SEC filings, and any other agreement or document related to the subject matter thereof, (B)  all fees, costs and expenses incurred in connection with such party’s due diligence investigation of the Company, and (C) any regulatory, filing or similar expenses paid by such party in connection with the Transaction, and (ii) “Pro Rata Percentage” shall mean, with respect to each party to this letter agreement, a percentage, (A) the numerator of which is equal to the aggregate amount of equity proceeds to be contributed to Parent by such party (either in cash, in the case of ONCAP (as evidenced in its equity commitment letter), and through the intended Contribution, in the case of CBT (as evidenced in the Rollover Agreement) and (B) the denominator of which is the total equity proceeds to be contributed by ONCAP and CBT to Parent, in each case as of the Closing.  For example, in the event that ONCAP is to make an equity contribution to parent of $50, and CBT is to rollover $25 of existing common stock of the Company to Parent, then ONCAP’s “Pro Rata Percentage” shall be 66.67%, and CBT’s “Pro Rata Percentage” shall be 33.33%.

With respect to any amounts due and payable to a party under this agreement:  (i) any such amounts shall be paid to such party or such party’s designees, in each case as designated in writing by such party to the other party prior to the date of payment, (ii) any such amounts shall be paid by wire transfer in immediately available funds to an account or accounts specified in writing by such party to the other party prior to the date of payment, (iii) no such amounts shall become due and payable until, (A) in the case of amounts received from the Company, until such amounts have been actually received by Parent or its affiliates (in which case such amounts shall be paid to the parties within 2 business days following receipt of such amounts) and (B) in the case of amounts due and payable to the Company by Parent or any of its affiliates, within 2 business days following receipt of written notice to such party requesting payment of such amount and a reasonable description of how such payment amount was determined.  No party hereto shall be obligated to receive payment for any Party Fees and Expenses unless such Party Fees and Expenses have been reasonably documented.  Notwithstanding anything to the contrary in this letter agreement, (i) in the event of any action or proceeding to enforce the terms hereof, the prevailing party shall be entitled to its legal fees and expenses incurred in connection therewith and (ii) in the event that CBT materially breaches its obligations under the Rollover Agreement, then CBT shall not be entitled to receive any amounts from Parent, the Company or any of their respective affiliates under this letter agreement.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to choice of law principles thereof that would result in the application of laws of another jurisdiction).  Any action or proceeding arising out of or relating to this letter agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and the parties hereto irrevocably submit to the jurisdiction of both such courts in respect of any such action or proceeding.  Each party hereto waives the right to jury trial in connection with any action or proceeding arising out of or relating to this letter agreement.  This letter agreement may be executed in one or more counterparts.  Delivery of an executed counterpart of this letter agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart of this letter agreement.  In the event of any suit to enforce the terms hereof, the prevailing party shall be entitled to its legal fees and expenses incurred in connection therewith.

* * * * *

Very truly yours, ONCAP INVESTMETN PARTNERS II L.P. By: ONCAP Investment Partners II, Inc., its general partner By: /s/ Michael Lay Name: Michael Lay Title: Vice President

Acknowledged and agreed as of the date first written above:

CBT HOLDINGS LLC

By: /s/ Kashif Sheikh Name: Kashif Sheikh Title: Manager